CHEN-DRAKE LAW GROUP, P.C.

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

www.chendrakelaw.com

July 7, 2017

VIA FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Justin Dobbie, Legal Branch Chief Susan Block, Staff Attorney Beverly Singleton, Staff Accountant Lyn Shenk, Staff Accountant
Re:	Cosmos Group Holdings Inc. Registration Statement on Form 10-12G (the “Form 10) File No. 000-55793

Ladies and Gentlemen:

On behalf of Cosmos Group Holdings Inc. (the “Company” or “COSG”), we are hereby responding to the comments received by letter dated June 15, 2017, from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Company’s Registration Statement on Form 10 filed on May 23, 2017 (the “Form 10”). These responses have been prepared by the Company with our assistance. For ease of review, we have set forth each of the numbered comments of your letter and the Company’s responses thereto.

Enclosed herewith is a proposed amended version of the Form 10 (“Proposed Amended Form 10”) that addresses the Commission’s comments in its June 15, 2017 letter. The revisions in the Proposed Amended Form 10 are marked for your convenience. We intend to file the amended Form 10 once we have confirmation from the Commission that the proposed revisions in the Proposed Amended Form 10 are acceptable.

General

1.	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date and you are not required to register pursuant to Section 12(g) of the Exchange Act, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Response: The Company confirms its understanding that the Registration Statement will become effective automatically 60 days after filing even if the Staff has not completed its review of the Registration Statement.

2.	Please indicate you are an Emerging Growth Company or advise.

Response: The Company expects to qualify as a “smaller reporting company” and will amend the face page of the Form 10 to so indicate.

Business, page 1

Overview, page 1

3.	Please briefly discuss in the overview section that you have current plans to begin providing services into mainland China.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See pages 1 and 6.

History, page 1

4.	Please disclose here that your predecessor(s) had been a reporting company, including the date when the predecessor filed the Form 15.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page 2.

5.	See your discussion under Acquisition of Lee Tat, Our Logistics Business on page 3. Please disclose how you accounted for the acquisition on May 12, 2017 of Lee Tat Transportation Int’l Limited (“Lee Tat”). In this regard, it appears that Lee Tat might be the accounting acquirer under a reverse merger whereby it acquired the net assets of the Company in exchange for the 219,222,938 common shares issued to Mr. Koon Wing Cheung for a 51% controlling interest. We note that there was also a change in management and board composition in connection with the acquisition, with the exception of Ms. Miky Y. C. Wan who continues as an officer. Reference is also made to your disclosure in Note 2 of the pro forma financial statements at page F-33. Please disclose whether or not you intend to change the name of the Company from Cosmos Group Holdings Inc. (“COSG”) to that of Lee Tat, as we note the historical financial statements included in the Form 10 are those of Lee Tat rather than COSG. Please also disclose that COSG was a shell company at the date of the merger with Lee Tat.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page 3.

Market Overview, page 3

6.	This section appears to focus on logistics and e-commerce in China, but we note your current business operates in Hong Kong, with a planned expansion into mainland China. Please clarify or advise.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page 6.

7.	We note that some of the statistics are given with 2015 numbers. Please update, to the extent practical.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page 3.

Our Business, page 4

Expansion into China, page 5

8.	We note you expect to begin operations in China in June 2017. Please update this, as applicable.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page 6.

9.	We note you indicate you hope to begin expanding operations in China. Please briefly expand to include the material steps necessary and timeline for achieving this goal.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page 6.

Major Customers, page 6

10.	Refer to the tabular table for the year ended December 31, 2016 and the percentages of revenues. Based on the dollar amounts shown for each customers and the consolidated revenue amount disclosed in the statements of operations on page F-4, it appears the percentage of revenue in the table should instead be 39%, 19% and 58%, rather than 52%, 25%, and 77%. Please revise or advise. Also the corresponding table on page 20 within MD&A should be revised, as appropriate, along with Note 11 on page F-16.

Response: The Company has revised its disclosures to the Form 10 in accordance with the Staff’s comment. See page 7, page 23 within MD&A and Note 11 on page F-16.

Government and Industry Regulations, page 8

11.	Please also expand to discuss how the laws of the People’s Republic of China might affect your business, given you are now going to begin operating in China. Include related risk factors, as well, if applicable.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See pages 10, 11, 16 and 17.

Reports to Security Holders, page 9

12.	Please include the file number for your predecessors.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page 11.

Risk Factors, page 9

Risks Related to Our Finances and Capital Requirements, page 12

13.	Please include risk factor discussion about your indebtedness, such as the loans discussed under “Certain Relationships and Related Transactions,” at page 32.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page 13.

Summary Compensation Table, page 30

14.	Please tell us why you have not included compensation disclosure for your principal financial officer.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page 33. Please note that Koon Wing Cheung served as the sole executive officer (CEO, CFO and Secretary) of Lee Tat prior to its acquisition by the Company.

Certain Relationships and Related Transactions, and Director Independence, page 32

15.	Refer to the advances of US$15,018 and US$186,849 received from Cosmos Links as of March 31, 2017 and December 31, 2016, respectively. As the advances are not expected to be repayable within the next twelve months, please advise where these amounts are separately reflected in the March 31, 2017 and December 31, 2016 balance sheets of Lee Tat. To the extent such outstanding balances were repaid or otherwise cancelled in connection with the Lee Tat acquisition, or are included in the pro forma balance sheet at page F-31, please advise.

Response: The Company has specified that the advances of US$15,018 and US$186,849 received from Cosmos Links at March 31, 2017 and December 31, 2016 are related to COSG itself, rather than Lee Tat. Therefore, the balance sheets of Lee Tat do not reflect such amounts. See page 13.

Financial Statements

Statements of Operations, pages F-4 and F-19

16.	Please disclose the related net income/(loss) per share data and weighted average number of ordinary shares used in the computation. See ASC Topic 260-10-45-2 and ASC Topic 260-10-50-1.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See pages F-4 and F-19.

Unaudited Pro Forma Financial Statements, page F-30

17.	Please include a pro forma statement of operation for the year ended December 31, 2016. Further, please include on the face of the statements of operations, the pro forma net income/(loss) per share data for the year ended December 31, 2016 and the three months ended March 31, 2017.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See pages F-32 and F-33.

18.	For the pro forma adjustments shown on the face of the pro forma balance sheet, please indicate a footnote number to each adjustment and expand Note 3 on page F-33 to disclose in detail how such adjustment amount was computed

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page F-34.

19.	Please expand Note 4 on page F-34 to disclose how you arrived at the 429,848,898 total shares outstanding as used in the computation of pro forma net loss per share. In this regard, disclose the total number of COSG weighted average number of common shares outstanding as of December 31, 2016 and March 31, 2017, respectively, and the common share issuance to arrive at the pro forma number of shares at each period.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page F-35.

In providing the foregoing answers, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jenny Chen-Drake
Jenny Chen-Drake
of CHEN-DRAKE LAW GROUP, PC